Exhibit (m)


             DISTRIBUTION AND SERVICE PLAN OF CHOICE FUNDS'
                             LONG-SHORT FUND

     The following Distribution and Service Plan (the "Plan") has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act") by Choice Funds (the "Trust") for the use of the Choice Long-Short Fund series of the Trust (the "Fund"). The Plan has been approved by a majority of the Board of Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan (the "non-interested trustees"), cast in person at a meeting called for the purpose of voting on such Plan.

     In reviewing the Plan, the Board of Trustees concluded that adoption of the Plan would be prudent and in the best interests of the Fund and its respective shareholders. Such approval included a determination that in the exercise of their reasonable business judgment and in light of their fiduciary duties, there is a reasonable likelihood the Plan will benefit the Fund and its shareholders.

     The provisions of the Plan are:

1.   a.   The Trust shall pay fees and expenses for the distribution and promotion of the shares of the Fund at the annual rate of up to 0.75% of the Fund's average daily net assets. Such fees shall be paid on a monthly or quarterly basis as determined by the Board. In no event, shall the payments made under this Plan, plus any other payments deemed to be made pursuant to the Plan, exceed the amount permitted to be paid pursuant to the Conduct Rules of the National Association of Securities Dealers, Inc.

     b. The Fund has three classes of shares: Classes A, B and C. The distribution fees under this Plan vary from class to class. The Trust shall pay fees and expenses for the distribution and promotion of the Class A shares of the Fund at the annual rate of up to 0.35% of the Fund's average daily net assets. The Trust shall pay fees and expenses for the distribution and promotion of the Class B and C shares of the Fund at the annual rate of up to 0.75% of the Fund's average daily net assets.

     c. The amount set forth in Subparagraphs 1.a. and b. shall be paid in connection with any activities or expenses intended primarily to result in the sale of the shares of the Funds, including but not limited to, the printing of prospectuses and reports used for sales purposes; expenses of preparation, printing and distribution of sales literature and advertisements and related expenses; additionally the Fund may also, with respect to the Class A shares of the Fund, in lieu of the payments above, pay to dealers or others, or directly to others, an amount not to exceed an annual rate of 0.35% of the average daily net assets

                              -Page 1 of 3-
     attributable to the Fund's Class A shares from time to time, as a service fee. The monies so paid shall be used to pay dealers or others for expenses including, but not limited to, paying distribution and maintenance fees for brokers, dealers and others, furnishing personal services and maintaining shareholder accounts, which services include, among other things, assisting in establishing and maintaining customer accounts and records, assisting with purchase and redemption requests, arranging for bank wires, monitoring dividend payments from the Fund on behalf of customers, forwarding certain shareholder communications from the Fund to customers; receiving and answering correspondence; compensation to broker-dealers that have entered into dealer agreements with the Trust or its distributor, which form of agreement has been approved from time to time by the Board, including the non-interested trustees, and to financial institutions and other entities that make shares of the Funds available to their customers; compensation to and expenses of the Trust's distributor; and the cost of implementing and operating the Plan. Payments under this plan are not tied exclusively to actual distribution expenses and the payments may exceed distribution expenses actually incurred.

     d. In addition to the amounts set forth in Subparagraphs 1.a. and 1.b., the Fund shall pay to the Fund's distributor for providing personal service and/or maintaining shareholder accounts a service fee of 0.25% per annum of the average daily net assets of each of the Class B and Class C shares of the Fund. Such service fees shall be paid on a monthly or quarterly basis as determined by the Board.

2. The Investment Manager and Distributor shall collect and monitor the documentation of payments made under Paragraph 1, and shall furnish to the Board of Trustees of the Trust, for their review, on a quarterly basis, a written report of the monies reimbursed to them and others, and the purpose of any such payment made, under the Plan as to the Fund, and shall furnish the Board of Trustees of the Trust with such other information as the Board may request reasonably in connection with the payments made under the Plan as to the Fund in order to enable the Board of Trustees to make an informed determination of whether the Plan should be continued.

3. The Plan shall continue in effect for a period of more than one year only so long as such continuance is approved specifically at least annually by the Trust's Board of Trustees, including the non-interested trustees, cast in person at a meeting called for the purpose of voting on the Plan.

4. The Plan, or any agreements entered into related to this Plan, may be terminated at any time, without penalty, on not more than sixty
     (60) days' written notice by (a) the vote of a majority of the outstanding voting securities of the Fund, (b) the vote of a majority of the non-interested trustees, on not more than

                              -Page 2 of 3-
     sixty (60) days' written notice, or (c) the Distributor, and shall terminate automatically in the event of any act that constitutes an assignment of the investment management agreement between the Trust on behalf of the Fund and the Investment Manager.

5. The Plan and any agreements entered into pursuant to this Plan may not be amended to increase materially the amount to be spent by the Trust for distribution pursuant to Paragraph 1 above without approval by a majority of the Trust's outstanding voting securities.

6. All material amendments to the Plan, or any agreements entered into pursuant to this Plan, shall be approved by the non-interested trustees cast in person at a meeting called for the purpose of voting on any such amendment.

7. So long as the Plan is in effect, the selection and nomination of the non-interested trustees of the Trust shall be committed to the discretion of such non-interested trustees.


8.        This Plan shall be effective as of December 1, 2000.



EXECUTED this _______ day of _____________________, 2000.

                                   Choice Funds


                                   By:______________________________


                                   Sunstone Distribution Services, LLC


                                   By:______________________________



                              -Page 3 of 3-